UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIOLASE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-19627	87-0442441
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

4 Cromwell

Irvine, California 92618

(Address of Principal Executive Offices, including zip code)

(949) 361-1200

(Registrant’s Telephone Number, Including Area Code)

David Dreyer	(949) 226-8124
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

BIOLASE, Inc. (the “Company”, “we”, or “our”) is a medical device company that develops, manufactures, markets, and sells laser systems in dentistry and medicine and also markets, sells, and distributes dental imaging equipment, including cone beam digital x-rays and CAD/CAM intra-oral scanners, in-office, chair-side milling machines and three dimensional printers. For the year ended December 31, 2014, the Company has determined that certain products it manufactures contain conflict minerals that are necessary to the functionality or production of laser products that it manufactures. As defined in Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934 (the “1934 Act”), conflict minerals include tin, tantalum, tungsten, and gold (“3TG”) regardless of their origin and whether or not they fund armed conflict.

Because the Company uses necessary 3TG in the manufacture of its laser products, management has adopted a Conflict Minerals Policy (“CMP”), which can be found at www.biolase.com under “Investors” in “Corporate Governance.” Accordingly, the Company conducted, in good faith, a Reasonable Country of Origin Inquiry (“RCOI”) for “in scope” suppliers to determine whether the products we manufacture are “conflict free,” that is, that they either do not contain conflict minerals from the Covered Countries (Democratic Republic of the Congo or an adjoining country) or originate from recycled or scrap materials.

For the calendar year ended December 31, 2014, the Company inquired its entire known component and outsourced manufacturing (OEM, ODM, CM) supply chain, which consisted of 137 suppliers, as to whether 3TG was contained in their products. During this inquiry process, the Company identified 34 suppliers who were ultimately within the scope of the RCOI, and requested all 34 suppliers to complete the Conflict-Free Sourcing Initiative (‘CFSI’) Conflict Minerals Reporting Template (the ‘CFSI Template’). Of the suppliers within the scope of the RCOI, the Company performed additional due diligence measures and received 24 responses where the suppliers identified their 3TG as conflict free and six responses where the supplier was uncertain. Two suppliers ceased operations during calendar year 2014 and two suppliers within the scope of the RCOI did not respond.

As a result of its due diligence efforts, the Company was unable to conclude if any of the 3TG contained in its products originated in the Covered Countries for the calendar year ended December 31, 2014 and, as such, has included copy of its Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2014 filed as Exhibit 1.02 and is incorporated herein by reference. The Company’s CMR was not subject to an independent private sector audit as allowed under Rule 13p-1.

Section 2 – Exhibits

Item 2.01 Exhibits

1.01        Conflict Minerals Report for Biolase, Inc. for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2015

BIOLASE, INC., a Delaware Corporation (registrant)

By:	/s/ DAVID DREYER
David Dreyer
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)